March 24, 2017

Via Edgar

Mr. Lyn Shenk
Accounting Branch Chief
Office of Transportation and Leisure
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Kandi Technologies Group, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 14, 2016
File No. 001-33997

Dear Mr. Shenk:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated March 10, 2017 (the “Comment Letter”), to Kandi Technologies Group, Inc. (“Company” or “we”) with respect to the captioned filing (the “2015 Form 10-K”).

This letter provides the Company’s responses to the Staff's comments contained in the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company. Capitalized terms not otherwise defined have the meaning assigned to them in the Company’s 2016 Form 10-K, as defined below.

Form 10-K for the Year Ended December 31, 2015

Notes to the Consolidated Financial Statements
Note 6 – Summary of Significant Accounting Policies
(f) Notes receivable, page F-14

1.	Refer to your response to previous comment 2. Please disclose that you account for the discount associated with the settlement of bank acceptance notes as interest expense.

Response: $24,839 and $0 of the discounts associated with the settlement of bank acceptance notes were included in the interest expenses for the years ended December 31, 2015 and 2014. The information has been included in Form 10-K for the year ended December 31, 2016 that was filed with the Commission on March 16, 2017 (the “2016 Form 10-K”) and was disclosed under “Interest Expense” in “Results of Operations” of Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note 20 – Taxes, page F-30

2.

Please tell us why the “addition to valuation allowance” for 2015 and 2014 in the table presented in your response to our previous comment 5 does not equal the corresponding change in the valuation allowance from 2014 to 2015 and 2013 to 2014 as presented in the table in your response to our previous comment 8.

Response: The change of valuation allowance is due to the loss carried forward of the Company. The change in the valuation allowance includes the addition of current year’s loss carried forward and the subtraction of expired previous year’s loss carried forward. The valuation allowances increased from $22.87 million in 2015 to $26.82 million in 2016 after adding recognized current year’s net loss of $5.30 million and subtracting expired net loss for the year of 2011 of $1.35 million. The expiration of loss carried forward would not be reflected in reconciling reported income tax expense (benefit).

3.

Refer to your response to prior comment 10. The permanent difference for “non-taxable income” appears to be material to the effective rate reconciliation for 2015 and 2014. Please disclose the nature of the income that is not taxable.

Response: The non-taxable income was mainly due to share of profit in JV Company and its subsidiaries. We will disclose the nature of such taxable income to the extent applicable in our future reports with the Commission.

Draft Form 10-K/A for the Year Ended December 31, 2015

Explanatory Note, page 3

4.

In the third paragraph on page 4, you state BDO audited the effectiveness of your internal control over financial reporting as of December 31, 2015 and issued an audit report on same. However, BDO’s report indicates it was unable to audit your ICFR and did not express an opinion on such. Please revise your statement accordingly.

Response: With respect to the internal control over financial reporting (“ICFR”) of the Company as of December 31, 2015, BDO China Shu Lun Pan Certified Public Accountants (“BDO China”), our independent auditors were unable to apply procedures to satisfy themselves as to the effectiveness of the Company’s ICFR but nonetheless draws attention to certain material weaknesses. Given we are no longer required to file the amendment to the 2015 Form 10-K, the issue above is no longer applicable now. During BDO China’s audit of the Company’s IFCR as of December 31, 2016 BDO China reported the identified material weaknesses in its audit report that was included in the 2016 Form 10-K.

Item 9A. Controls and Procedures (As Restated), page 52

5.

We note your revised risk factor disclosure on page 24 that references a material weakness arising from a lack of requisite knowledge of US GAAP and SEC reporting requirements. However, we are unable to locate where you describe this material weakness in this item. We further note your discussion of the plan for remediation of the material weakness in internal control appears to focus on this material weakness and does not appear to address the other four material weaknesses identified in section (c) of this item. Please revise Item 9A to include disclosure of all material weaknesses as of December 31, 2015.

Response: The Company has revised Item 9A in the 2016 Form 10-K to include “The lack of requisite knowledge of US GAAP and SEC reporting requirements” as one material weakness. The plan for remediation of the material weaknesses has also been revised based on the comment from the Staff above.

6.

In addition, we refer you to SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” beginning on page 38 for guidance on disclosures about material weaknesses. Please revise your disclosures in this item to include a discussion of the nature of all material weaknesses, the cause of the material weaknesses and the potential impact the weaknesses have on the financial statements. For example, consider describing the control that failed and whether it was due to the design or operating effectiveness.

Response: In the Company’s 2016 Form 10-K, we have revised the disclosure by including the nature and cause of the material weaknesses as mentioned in our response to the Staff’s comment 5 above. The control failed was due to the operating ineffectiveness.

7.

We note your disclosure on page 3 that the errors were discovered by management during the course of its preparation of the annual report for the year ended December 31, 2016 and during staff’s comment process. Further, we note your disclosure in section (d) of this item about the plan for remediation of the material weakness in internal control over financial reporting and it appears these actions still need to be implemented. Considering the timing of the discovery of these errors and your remediation plan disclosures, please confirm whether these material weaknesses still exist as of December 31, 2016 and will be addressed in Item 9A of your 2016 Form 10-K.

Response: We confirm the material weaknesses still existed as of December 31, 2016 and have been addressed in Item 9A of our 2016 Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-3

8.

Please state the substantive reasons for the disclaimer. Refer to paragraph .C4 of Appendix C of PCAOB AS 2201 for guidance. For example, expand upon why the scope of the work was not sufficient to express an opinion and the inability to apply procedures to provide satisfaction as to the effectiveness of the company’s internal control over financial reporting.

Response: BDO China was not able to audit and evaluate the Company’s internal controls that existed as of December 31, 2015 because it was not engaged as the Company’s auditors at that time.

Notes to Consolidated Financial Statements Note 20 – Taxes (As Restated), page F-30

9.

In the paragraph immediately below the deferred tax table on page F-33 you disclose the company had net losses of approximately $26.39 million at December 31, 2015. We note the deferred tax asset for “loss carried forward” in the deferred tax table at December 31, 2015 is $26,394,794. Please explain to us why the deferred tax asset amount is not equal to the applicable tax effect of the gross losses carried forward at December 31, 2015.

Response: We corrected the deferred tax asset for “loss carried forward” in the deferred tax table at December 31, 2015 to be equal to the applicable tax effect of the gross losses carried forward at December 31, 2015. The Company had net losses carried forward of approximately $22.87 million at December 31, 2015, as restated in the 2016 Form 10-K, as opposed to be $26.39 million in the draft amendment to the 2015 Form 10-K that was filed as correspondence with the Commission.

10.	Please disclose the amount and expiration date of the loss carried forward associated with each of the PRC, Hong Kong and US.

Response: As of December 31, 2015 the Company had loss carried forward of approximately $67.27 million and $2.35thousand deriving from entities in the US and Hong Kong respectively.

Note 28 – Restatements of Previously Issued Financial Statements, page F-43

11.

Please consider replacing the bullet points throughout the narrative explanation with either letters or numbers, and keying the corresponding adjustments in the tabular presentation in this note to these items using the same letters or numbers, for clarity.

Response: In the 2016 Form 10-K, we replaced the bullet points throughout the narrative explanation with numbers, and keying the corresponding adjustments in the tabular presentation in this note to these items using the same numbers, for clarity.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at bmei@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com(Tel: 212-326-0199).

Very truly yours,

KANDI TECHNOLOGIES GROUP, INC.

By:	/s/ Bing Mei
Bing Mei
Chief Financial Officer

cc: Elizabeth Fei Chen, Esq.
Yi Liu, BDO China